Exhibit 21.1
List of Subsidiaries

Subsidiaries Of The Registrant	State Or Other Jurisdiction Of Incorporation Or Organization	Names Under Which Subsidiaries Do Business

H.A. Sheldon Canada, Ltd.	Ontario, Canada	1088258 Ontario, Inc.
H.A. Sheldon Canada, Ltd.

TBAC Investment Trust	Pennsylvania	TBAC Investment Trust

Tandy Brands Accessories Handbags, Inc.	Delaware	Tandy Brands Accessories
Handbags, Inc.

TBAC - Torel, Inc.	Delaware	TBAC - Torel, Inc.

Maquiladora Chambers de Mexico, S.A de C.V.	Sonora, Mexico	Maquiladora Chambers de Mexico, S.A. de C.V.